Toyota Motor Corporation

TMC Announces Changes to Executive Structure,

Senior Professional/Senior Management Employees

Toyota City, Japan, December 1, 2021—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure, senior professional/senior management employees as described below effective January 1, 2022.

1.	Executive changes

1)	Operating Officers’ areas of responsibility effective January 1, 2022

◆ denotes change to responsibility (does not include organizational name changes)

Name	Current	New

Akio Toyoda	Chief Executive Officer	Chief Executive Officer

Koji Kobayashi	Chief Risk Officer	Chief Risk Officer

Keiji Yamamoto	Chief Information & Security Officer Chief Product Integration Officer Digital Transformation Promotion Dept. Information Systems Group Connected Company (President)	Chief Information & Security Officer Chief Product Integration Officer Digital Transformation Promotion Dept. Information Systems Group Connected Company (President)

Masamichi Okada	Chief Production Officer Production Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	Chief Production Officer Production Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

◆ Jun Nagata	Chief Communication Officer External & Public Affairs Group (Deputy Chief Officer)	Chief Communication Officer External & Public Affairs Group (Chief Officer)

Kenta Kon	Chief Financial Officer Accounting Group (Chief Officer)	Chief Financial Officer Accounting Group (Chief Officer)

Yumi Otsuka	Chief Sustainability Officer Sustainability Management Dept.	Chief Sustainability Officer Sustainability Management Dept.

◆ Masahiko Maeda	Chief Technology Officer Toyota System Supply Toyota ZEV Factory (Chief Officer) Vehicle Development Center (President) Powertrain Company (President)	Chief Technology Officer Toyota ZEV Factory (Chief Officer) Vehicle Development Center (President)

Koji Sato	Chief Branding Officer Lexus International Co. (President) GAZOO Racing Company (President)	Chief Branding Officer Lexus International Co. (President) GAZOO Racing Company (President)

◆ Masanori Kuwata	Chief Planning Officer Chief Human Resources Officer Business Development Group (Chief Officer) General Administration & Human Resources Group (Chief Officer)	Chief Planning Officer Chief Human Resources Officer Business Development Group (Chief Officer)

James Kuffner	Chief Digital Officer Advanced R&D and Engineering Company Woven Planet Holdings, Inc.	Chief Digital Officer Advanced R&D and Engineering Company Woven Planet Holdings, Inc.

◇Executive Fellow

Name	Current	New

Mitsuru Kawai	Executive Fellow	Executive Fellow

Shigeki Terashi	Executive Fellow	Executive Fellow

Shigeki Tomoyama	Executive Fellow	Executive Fellow

Gill A. Pratt	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)

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